EXHIBIT A

                               TO RIGHTS AGREEMENT



         UNDER CERTAIN CIRCUMSTANCES AS PROVIDED IN THE RIGHTS AGREEMENT (AS REFERRED TO BELOW), RIGHTS ISSUED TO OR BENEFICIALLY OWNED BY ACQUIRING PERSONS OR THEIR AFFILIATES OR ASSOCIATES (AS SUCH TERMS ARE DEFINED IN THE RIGHTS AGREEMENT) OR ANY SUBSEQUENT HOLDER OF SUCH RIGHTS SHALL BE NULL AND VOID AND MAY NOT BE TRANSFERRED TO ANY PERSON.



                            OREGON STEEL MILLS, INC.


                          SUMMARY OF RIGHTS TO PURCHASE
                          PARTICIPATING PREFERRED STOCK

         On December 23, 1999, the Board of Directors of Oregon Steel Mills, Inc. (the "Corporation") declared a dividend distribution of one preferred stock purchase right (a "Right") for each outstanding share of Common Stock, $0.01 par value per share (the "Common Stock"), of the Corporation held by stockholders of record on January 12, 2000 (the "Record Date"). Each Right entitles the registered holder to purchase from the Corporation one one-thousandth (1/1,000) of a share of preferred stock of the Corporation, designated as Participating Preferred Stock (the "Preferred Stock") at a price of $42.00 per one one-thousandth (1/1,000) of a share (the "Exercise Price"). The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement"), dated as of December 23, 1999, between the Corporation and ChaseMellon Shareholder Services, LLC, as Rights Agent (the "Rights Agent").

         As discussed below, initially the Rights will not be exercisable, certificates will not be sent to stockholders and the Rights will automatically trade with the Common Stock.

         The Rights, unless earlier redeemed by the Board of Directors or by the stockholders pursuant to a Qualifying Offer (as defined below), become exercisable upon the Close of Business on the day (the "Distribution Date") which is the earlier of (i) the tenth day following the first date (the "Stock Acquisition Date") on which there is a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person"), with certain exceptions set forth below, has acquired beneficial ownership of 15% or more of the outstanding voting stock of the Corporation or such earlier or later date (not beyond the thirtieth day after the Stock Acquisition Date) as the Board of Directors may determine or (ii) the tenth business day (or such later date as may be determined by the Board of Directors prior to such time as any person or group of affiliated or associated persons becomes an Acquiring Person) after the date of the commencement or announcement of a person's or group's intention to commence a tender or exchange offer the consummation of which would result in the ownership of 15% or more of the Corporation's outstanding voting stock (even if no shares are actually purchased pursuant to

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such offer); prior thereto, the Rights will not be exercisable, will not be represented by a separate certificate, and will not be transferable apart from the Common Stock, but will instead be evidenced, (i) with respect to any of the shares of Common Stock held in uncertificated book-entry form (a "Book-Entry") outstanding as of the Record Date, by such Book-Entry and (ii) with respect to the shares of Common Stock evidenced by Common Stock certificates outstanding as of the Record Date, by such Common Stock certificate, together with a copy of this Summary of Rights. An Acquiring Person does not include (A) the Corporation, (B) any subsidiary of the Corporation, (C) any employee benefit plan or employee stock plan of the Corporation or of any subsidiary of the Corporation, or any trust or other entity organized, appointed, established or holding Common Stock for or pursuant to the terms of any such plan, (D) any person or group becomes the beneficial owner of 15% or more of the voting stock of the Corporation then outstanding as a result of the acquisition of such stock directly from the Corporation, or (E) any person or group whose ownership of 15% or more of the shares of voting stock of the Corporation then outstanding solely by reason of (i) any action or transaction or transactions approved by the Board of Directors before such person or group became an Acquiring Person or (ii) a reduction in the number of outstanding shares of voting stock of the Corporation pursuant to a transaction or transactions approved by the Board of Directors (provided that any person or group that does not become an Acquiring Person by reason of clause (i) or (ii) above shall become an Acquiring Person upon acquisition of an additional 1% or more of the Corporation's voting stock then outstanding, unless such acquisition of additional voting stock will not result in such person or group becoming an Acquiring Person by reason of such clause
(i) or (ii). For purposes of the foregoing, outstanding voting stock of the Corporation includes voting stock that trades on a "when issued" basis on a national securities exchange or on the National Association of Securities Dealers, Inc. Automated Quotation System ("NASDAQ").

         In the event that (i) the Corporation receives a Qualifying Offer from any Offeror (as such terms are defined below), and (ii) within 60 days after such receipt (such sixtieth day being referred to as the "Offer Date"), the Board of Directors has not either (x) redeemed all but not less than all of the then outstanding rights or (y) approved an alternative transaction which the Board of Directors has determined to be financially superior for the holders of shares of Common Stock other than the Offeror and its affiliates, the Board of Directors shall call a special meeting of stockholders (the "Special Meeting") for the purpose of voting on a resolution requesting the Board of Directors to redeem the Rights or to make the Rights Plan inapplicable to the Qualifying Offer, as such Qualifying Offer may be amended or revised by the Offeror from time to time (the "Resolution"). Notwithstanding the foregoing, no Special Meeting shall be held from and after such time as any Person becomes an Acquiring Person, and any Special Meeting scheduled prior to such time and not theretofore held shall be cancelled.

         If at the Special Meeting, the Resolution receives the affirmative vote of a majority of the shares of Common Stock outstanding as of the record date of the Special Meeting, not including the shares of the Offeror and its Affiliates, then the Rights Plan shall be inapplicable to the Qualifying Offer or Other Offer (as defined below), or all of the rights shall be redeemed by such stockholder action, effective immediately prior to the consummation of the Qualifying Offer or any Other Offer. An "Other Offer" means another tender or exchange offer to purchase all of the shares of Common Stock held by Persons other than such Offeror and its Affiliates at a price per share in cash and/or at an exchange ratio which is equal to or financially superior to the cash price and/or the exchange ratio contained in the Resolution approved at the Special Meeting;

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provided, however, that the rights under the Rights Plan shall not be redeemed at any time from and after such time as any Person becomes an Acquiring Person.

         A "Qualifying Offer" is defined in the Rights Agreement to mean and all-cash tender offer for all outstanding shares of Common Stock which meets all of the following requirements:

         (a) FULLY FINANCED. The person or group making the tender offer must, prior to or upon commencing the offer, have provided the Corporation firm written commitments from responsible financial institutions, accepted by such person or group, to provide funds for the offer which, when added to the amount of cash and cash equivalents which such person or group then has available and has irrevocably committed to be used for the purpose, will be sufficient to pay for all shares outstanding on a fully diluted basis and all related expenses. The financing commitments must be subject only to customary terms and conditions, which may not include (i) conditions requiring access by the financial institutions to non-public information to be provided by the Corporation, (ii) conditions based on the accuracy of any information concerning the Corporation other than such as would be the subject of representations in a public financing by the Corporation, or (iii) conditions requiring the Corporation to make any representations, warranties or covenants in connection with the financing.

         (b) TWO-THIRDS REQUIREMENT. The person or group making the tender offer must own, immediately after consummating the offer, at least two-thirds of the then outstanding shares of Common Stock.

         (c) 35% PREMIUM. The price per share offered in the offer must be at least the greater of (a) 35% above the average closing price of the Common Stock for the 20 consecutive trading days ending on the fourth trading day preceding the commencement of the offer, or (b) the highest price at which the Common Stock has traded during the period 12 months immediately preceding the offer date. If another tender offer is commenced during the pendency of a Qualifying Offer, the competing offer will constitute a Qualifying Offer if the per share price offered is at least 10% higher than the price offered in the first offer and the other requirements for a Qualifying Offer are satisfied.

         (d) DURATION AND CONDITIONS. The offer must remain open for at least 60 business days and must be extended for at least 20 business days after the last increase in the price offered and after any bona fide higher alternative offer is made. The offer must be subject only to customary terms and conditions, which may in no event include any satisfaction of any conditions relating to the business, financial condition, results of operations or prospects of the Corporation other than such as are based on information publicly disclosed by the Corporation.

         (e) SECOND STEP COMMITMENT. The person or group making the tender offer must irrevocably commit, prior to or upon commencement of the offer, (i) to consummate promptly upon completion of the offer an all-cash transaction whereby all shares not tendered in the offer will be acquired at the same price per share paid pursuant to the offer, and otherwise not to purchase any shares of Common Stock following completion of the offer, (ii) that such person or group will not materially amend the terms of the offer (other than an increase in the price offered), and (iii) that such person or group will not make an offer for any equity securities of the Corporation for six months after the commencement of the original offer if the original offer

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does not result in the tender of the required minimum of two-thirds of the outstanding shares, except in certain circumstances involving the making by an unrelated party of a competing offer which constitutes a Qualifying Offer under the provisions described in paragraph (c) above.

         (f) OTHER CONDITIONS. The offer must (i) not be subject to any financing, funding or similar condition, nor any condition relating to completion of or satisfaction with any due diligence or similar investigation and otherwise provide for usual and customary terms and conditions, (ii) be accompanied by an opinion from a nationally recognized investment bank that the price specified in the Qualifying Offer is fair to the stockholders of the Corporation, which opinion explains with particularity how such investment bank defines the term "fair" and the basis for its conclusion that the Qualifying Offer is fair, (iii) request the Corporation to call a special meeting of the holders of Common Stock for the purpose of voting on a resolution requesting the Board of Directors to either redeem the Rights or adopt such Qualifying Offer, and (iv) contain a written agreement of the Offeror to pay (or share with any other Offeror) the Corporation's costs of the Special Meeting (inclusive of the Corporation's costs of preparing and mailing proxy material for its own solicitation but exclusive of the fees and expenses of the Corporation's own financial and legal advisors, and proxy solicitor).

         Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Stock certificates issued after January 12, 2000 will contain a legend incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), transfer on the Corporation's registration system of any Common Stock represented by a Book-Entry or a certificate outstanding as of January 12, 2000, and, in each case, with or without a copy of this Summary of Rights attached thereto, will also constitute the transfer of the Rights associated with the Common Stock represented by such Book-Entry or certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Rights Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and such separate Rights Certificates alone will evidence the Rights from and after the Distribution Date.

         The Rights are not exercisable until the Distribution Date. Unless earlier redeemed by the Corporation as described below, the Rights will expire at the Close of Business on December 22, 2009 (the "Expiration Date") (or, if the Distribution Date shall have occurred before December 22, 2009, at the Close of Business on the 90th day following the Distribution Date).

         The Preferred Stock is nonredeemable and, unless otherwise provided in connection with the creation of a subsequent series of preferred stock (i) subordinate to any other series of the Corporation's preferred stock and (ii) senior to the Common Stock. The Preferred Stock may not be issued except upon exercise of Rights. Each share of Preferred Stock will be entitled to receive when, as and if declared, a quarterly dividend in an amount equal to (i) 1,000 times the cash dividends declared on the Corporation's Common Stock, and (ii) a preferential cash dividend, if any, in preference to holders of Common Stock in an amount equal to $.01 per share of Preferred Stock less the per share amount of all cash dividends declared on the Preferred Stock pursuant to clause (i) since the immediately preceding quarterly dividend payment date. In addition, Preferred Stock is entitled to 1,000 times any noncash dividends (other than dividends payable in equity securities) declared on the Common Stock, in like kind. In the event of the liquidation of the Corporation, the holders of Preferred Stock will be entitled to receive, for each

4 - EXHIBIT A

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share of Preferred Stock, a payment in an amount equal to the greater of $1.00 per one one-thousandth (1/1,000) of a share plus accrued and unpaid dividends and distributions thereon or 1000 times the payment made per share of Common Stock. Each share of Preferred Stock will have 1000 votes, voting together with the Common Stock. In the event of any merger, consolidation or other transaction in which Common Stock is exchanged, each share of Preferred Stock will be entitled to receive 1,000 times the amount received per share of Common Stock. The rights of Preferred Stock as to dividends, liquidation and voting are protected by anti-dilution provisions. If the dividends accrued on the Preferred Stock for four or more quarterly dividend periods, whether consecutive or not, shall not have been declared and paid or irrevocably set aside for payment, the holders of record of the Preferred Stock of the Corporation of all series (including the Preferred Stock) will have the right to elect two members to the Corporation's Board of Directors.

         The number of shares of Preferred Stock issuable upon exercise of the Rights is subject to certain adjustments from time to time in the event of a stock dividend on, or a subdivision or combination of, the Common Stock. The Exercise Price for the Rights is subject to adjustment in the event of extraordinary distributions of cash or other property to holders of Common Stock.

         Unless the Rights are earlier redeemed, in the event that, after the time that a Person becomes an Acquiring Person, the Corporation were to be acquired in a merger or other business combination (in which any shares of Common Stock are changed into or exchanged for other securities or assets) or more than 50% of the assets or earning power of the Corporation and its subsidiaries (taken as a whole) were to be sold or transferred in one or a series of related transactions, the Rights Agreement provides that proper provision will be made so that each holder of record, other than the Acquiring Person, of a Right will from and after such date have the right to receive, upon payment of the Exercise Price, that number of shares of common stock of the acquiring company having a market value at the time of such transaction equal to two times the Exercise Price.

         In addition, unless the Rights are earlier redeemed, in the event that a person or group becomes an Acquiring Person, the Rights Agreement provides that proper provision will be made so that each holder of record of a Right, other than the Acquiring Person (whose Rights will thereupon become null and void), will thereafter have the right to receive, upon payment of the Exercise Price, that number of one one-thousandth (1/1,000) of a share of Preferred Stock having a market value at the time of the transaction equal to two times the Exercise Price (such market value to be determined with reference to the market value of the Corporation's Common Stock as provided in the Rights Agreement).

         At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding voting stock, the Board of Directors of the Corporation may exchange the Rights (other than Rights owned by such person or group which will have become void), in whole or in part, at an exchange ratio of one share of Common Stock per Right (subject to adjustment).

         Fractions of shares of Preferred Stock (other than fractions which are integral multiples of one one-thousandth of a share) may, at the election of the Corporation, be evidenced by

5 - EXHIBIT A

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depositary receipts. The Corporation may also issue cash in lieu of fractional shares which are not integral multiples of one one-thousandth (1/1,000) of a share.

         At any time on or prior to the Close of Business on the earlier of (i) the tenth day after the Stock Acquisition Date (or such later date as a majority of the Board of Directors may determine) or (ii) the Expiration Date, the Corporation may redeem the Rights in whole, but not in part, at a price of $0.001 per Right (the "Redemption Price"). Immediately upon the effective time of the action of the Board of Directors of the Corporation authorizing redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

         For as long as the Rights are then redeemable, the Corporation may amend the Rights in any manner, including an amendment to extend the time period in which the Rights may be redeemed. At any time when the Rights are not then redeemable, the Corporation may amend the Rights in any manner that does not materially adversely affect the interests of holders of the Rights as such.

         Until a Right is exercised, the holder, as such, will have no rights as a stockholder of the Corporation, including, without limitation, the right to vote or to receive dividends.

         The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to any person or group that attempts to acquire the Corporation, other than pursuant to a Qualifying Offer, without the approval of the Corporation's Board of Directors. Because the Corporation's Board of Directors can redeem the Rights or approve an offer, the Rights should not interfere with a merger or other business combination approved by the Corporation's Board of Directors.

         A copy of the Rights Agreement has been filed with the Securities and Exchange Commission as an Exhibit to the Corporation's report on Form 8-K dated December 23, 1999. A copy of the Rights Agreement is available free of charge from the Corporation. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement which is incorporated in this summary description herein by reference.


6 - EXHIBIT A